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CONTACTS:
---------
JAMES J. KELLY
(408) 778-2271

OR

DANIEL BURCH OR GRACE PROTOS
MACKENZIE PARTNERS, INC.
(212) 929-5748 / (212) 929-5802

FOR IMMEDIATE RELEASE:
----------------------

                       GLOBAL MOTORSPORT GROUP ANNOUNCES
                        TERMINATION OF ITS TENDER OFFER


     Morgan Hill, CA - September 28, 1998 - Global Motorsport Group, Inc. (formerly Custom Chrome, Inc.) (NASDAQ:CSTM) announced today that it has agreed with Fremont Acquisition Company III, LLC, an entity controlled by Fremont Partners L.P., to terminate the Merger Agreement between the Company and Fremont. In light of current market conditions, the parties terminated the Merger Agreement due to the failure to satisfy the financing condition to the tender offer. Consequently, the Company is terminating its tender offer for up to 4,820,000 shares of its Common Stock for $21.75 per share in cash. Global Chairman, Joseph F. Keenan, stated: "Although Fremont did offer to consummate the transaction without a financing condition at $18.25 per share, the Board of Directors unanimously determined that this substantial reduction in price was not justified. While I am disappointed that we could not consummate the Fremont acquisition as originally negotiated, the Board is dedicated to following through on its commitment to maximize stockholder value and will actively explore alternative transactions, including a sale to another party, a recapitalization or a significant share repurchase. The Company is achieving its goals of growth in sales and operating profitability, while reducing total debt from approximately $70 million to $50 million, and expects to meet current analyst forecasts of earnings per share of $1.60 for the fiscal year ending on January 31, 1999, excluding the after tax impact of costs related to the payment of approximately $700,000 to satisfy a tax judgment relating to prior years and the Company's defense of the unsolicited tender offer to purchase the Company by Golden Cycle L.L.C. and costs associated with the terminated Fremont transaction."

     Global Motorsport Group was founded in 1970 and it is the parent organization for an international group of motorcycle after market providers that focus their business on Harley-Davidson motorcycles sold worldwide. Global's organization includes Custom Chrome, the leading aftermarket supplier of Harley-Davidson motorcycle parts and accessories; Chrome Specialties, an aftermarket supplier of Harley-Davidson motorcycle parts and accessories located in Fort Worth, Texas; Custom Chrome Far East, a product development, engineering, tooling management and warehouse of proprietary products for Global, located in Taiwan; Custom Chrome Europe, a distribution company located in Germany that specializes in aftermarket accessories for Harley-Davidson motorcycles and other "cruiser" motorcycles, and Santee
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Industries, a manufacturer of frames and exhaust systems and other aftermarket components for Harley-Davidson motorcycles, located in California.

     This news release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Actual results could differ materially from those indicated in the forward-looking statements.

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